Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

May 21, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:       NP Capital Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your May 20, 2008 comment letter.

Risk Factors, page 6

The current status of our business…., page 7

1.
We note your response to comment 4. Please clarify in your risk factor, if true, that the 12-month term of your agreement with Bangkok Solar commences only on UL approval and that you are not sure when the panels will be UL approved.

Response

We have revised the risk factor as requested.

Management's Discussion and Analysis of Plan of Operation, page 20

Liquidity and Capital Resources, page 23

2.
We note you have requested confidential treatment for the specific pricing terms under the Bangkok agreement. Disclose an estimate or range of the cost of your monthly purchase obligations under that agreement, assuming UL approval is received. Reconcile those obligations with the statement that your cash requirements over the next 12 months will be approximately $1,200,000. While you do not have to disclose exact amounts in view of your application for confidential treatment, additional disclosure is warranted. Also discuss how you intend to fund the purchases.

Response

We have revised the disclosure to provide that each of the Company’s clients will be paying all costs associated with the purchase of the solar panels including the initial down payment as well as the final purchase price.   As such, the Company is not obligated to purchase the panels until a credit approved client has provided the down payment and letter of credit for the remaining balance of the purchase price  necessary to complete the purchase order and financing for the purchase of the panels.  Accordingly, as the Company will not incur an additional capital need relating to the purchase of the panels, we do not believe it is necessary to provide the additional requested disclosure.

Recent Financings and Events, page 24

3.	You disclose that UL approval is anticipated for April 15, 2008. Please reconcile this statement with your changes on page 25 in response to prior comment 4.

Response

We have revised the paragraph to discuss the UL approval.

Business, page 26

Overview, page 26

4.
Please reconcile your statement in the fifth paragraph in this section indicating that you expect to generate revenues in spring of 2008 with your statement in the  final paragraph in this section where you disclose that you are not sure when the solar panels will be UL approved.

Response

We have removed the statement that the Company intends to generate revenue in 2008.

5.	Clarify whether the annual $1.75 million estimate includes your anticipated payments under the Bangkok Solar agreement, and, if so, explain to us supplementally how you calculated that amount.

Response

We have revised this section to disclose that the Company’s working capital requirement for the next 12 months is $1,200,000.  However, please note that the Company is a re-seller of its panels and the cost associated with the panels will be passed on to its clients including identical or similar payment terms As such, the Company will not need additional capital in connection with the resale of its panels.

Certain Relationships and Related Transactions, page 35

6.
Review this section for accuracy since some of the disclosure is inconsistent with other disclosure in your filing. Also, all amounts paid during fiscal year 2006 and 2007 to named executive officers for all compensation and consulting services should be included in your summary compensation table. Please revise.

Response

We have revised the section relating to the compensation paid to the Company’s CEO and CFO to correspond with the disclosure in the Executive Compensation table.  Further, we have added a footnote with respect to the shares issued to Ms. Christensen and Ms. Jones, which are subject to cancellation.

Security Ownership of Certain Beneficial Owners and Management, page 37

7.          We note that in the last sentence in footnote (2) you indicate that only shares exercisablewithin 60 days of April 22, 2008 have been included in the table. Please update your tableso that it is not only current but also consistent with your disclosure in the first paragraph in this section, which states that the table is current as of May 8, 2008.

Response

We have revised to update all dates in the footnote.

Exhibit 4.3

8.          Refile the exhibit, marking it as previously requested to show where pricing terms andpercentages have been removed and clearly stating that the confidential information hasbeen filed separately in connection with a confidential treatment request, as described in section II.D.5 of Staff Legal Bulletin No. 1 (February 28, 1997).

Response

We have re-filed exhibit 4.3.  Please note that all items in section 4(b) have beenappropriately designated as being confidential.  The Company is not requestingconfidential treatment of the terms in section 4(b) and all terms have been included in theexhibit.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,
/s/ Stephen M. Fleming
Stephen M. Fleming

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